FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

Suite 404 – 999 Canada Place, World Trade Centre, Vancouver, BC, Canada  V6E 3E2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

HIP ENERGY CORPORATION

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that the consolidated interim financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of consolidated interim financial statements by an entity’s auditor.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Interim Financial Statements
(Expressed in US dollars)
(Unaudited)

August 31, 2011

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Unaudited - Expressed in US dollars)

	August 31, 2011 $	November 30, 2010 $

ASSETS

Current Assets

Cash	7,742	35,290
HST recoverable	9,578	8,074
Prepaid expenses	571	547

Total Current Assets	17,891	43,911

Equipment (Note 2)	30,393	36,243

Exploration Advances (Note 3)	–	210,000

Oil and Gas Properties (Note 3)	127,500	127,500

Total Assets	175,784	417,654

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current Liabilities

Accounts payable and accrued liabilities	61,392	44,764
Due to related parties (Note 7)	275,953	25,762
Advances payable (Note 7)	66,470	63,714

Total Liabilities	403,815	134,240

Stockholders’ (Deficit) Equity

Capital Stock (Note 5) Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares	4,409,168	4,409,168

Contributed Surplus	10,346	10,346

Accumulated other comprehensive loss	(111,935)	(111,935)

Deficit accumulated during the development stage	(4,535,610)	(4,024,165)

Total Stockholders’ (Deficit) Equity	(228,031)	283,414

Total Liabilities and Stockholders’ (Deficit) Equity	175,784	417,654

Nature of operations and ability to continue as a going concern (Note 1)
Commitments (Notes 3, 4 and 8)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited – Expressed in US dollars)

	Three Months Ended August 31,		Nine Months Ended August 31,
	2011 $	2010 $	2011 $	2010 $

EXPENSES
Amortization	1,950	–	5,850	–
Bank charges and interest	245	2,087	1,245	2,830
Consulting and secretarial (Note 7)	3,000	97,977	9,000	131,728
Foreign exchange loss (gain)	921	1,542	4,594	5,616
Management fees (Note 7)	72,498	64,443	217,494	97,146
Oil and Gas exploration expenses	210,000	58,613	210,000	58,613
Office and miscellaneous	1,977	42,263	8,391	44,190
Professional fees	9,408	37,197	48,755	135,511
Shareholder information	–	962	680	10,145
Transfer agent and regulatory fees	611	2,192	2,044	4,572
Travel and promotion	–	46,823	3,392	76,648

Net loss and comprehensive loss for the period	(300,610)	(354,099)	(511,445)	(566,999)

Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.02)

Weighted average shares outstanding	60,728,000	60,728,000	60,728,000	36,647,000

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Interim Statements of Cash Flows
(Unaudited – Expressed in US dollars)

	Nine Months Ended
	August 31, 2011 $	August 31, 2010 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(511,445)	(566,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	5,850	–
Donated services	–	1,206
Foreign exchange	2,732	488

Changes in non-cash working capital items
HST recoverable	(1,504)	(5,477)
Due to related parties	250,191	278
Prepaid expenses	–	(530)
Accounts payable and accrued liabilities	16,628	(5,011)

Net cash used in operating activities	(237,548)	(576,045)

INVESTING
Acquisition of oil and gas properties	–	(101,500)
Exploration advances	210,000	–

Net cash flows provided by (used in) investing activities	210,000	(101,500)

FINANCING
Capital stock issued for cash	–	1,129,000

Net cash flows provided by financing activities	–	1,129,000

NET CASH (OUTFLOWS) INFLOWS	(27,548)	451,455

CASH, BEGINNING OF PERIOD	35,290	11,526

CASH, ENDING OF PERIOD	7,742	462,981

Cash paid for income taxes during the period	$ Nil	$ Nil
Cash paid for interest during the period	$ Nil	$ Nil

Non-cash transactions – Note 9

The accompanying notes are an integral part of these consolidated interim financial statements

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 3 and 4). The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in US dollars. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 3. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 4. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2011, the Company has negative working capital, accumulated operating losses of $4,535,610 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with accounting policies and, accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended November 30, 2010, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month and nine month periods ended August 31, 2011 are not necessarily indicative of the results that may be expected for future quarters or the year ended November 30, 2011.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

1.     NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Continued)

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominately the US dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior period financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

Change in Reporting Currency

The Company elected to adopt the U.S. dollar as its reporting currency effective March 30, 2010 to better reflect its business. Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111,935 at March 30, 2010.

2.	EQUIPMENT

Cost	Accumulated Amortization	August 31, 2011	November 30, 2010
$39,000	$8,607	$30,393	$36,243

3.	OIL AND GAS PROPERTIES

Texas Well Bores

	Opal	Other	Peak Wells	Total

Acquisition
Cash	$ 62,500	$ –	$ 60,000	$ 122,500
Shares	–	5,000	–	5,000

	$ 62,500	$ 5,000	$ 60,000	$ 127,500

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

3.     OIL AND GAS PROPERTIES (continued)

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 4, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at August 31, 2011, the Company has paid $210,000 to the well bores operator for exploration expenses.

4.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 3, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

5.	CAPITAL STOCK

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at August 31, 2011 and November 30, 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at August 31, 2011 and November 30, 2010.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

6.	CAPITAL DISCLOSURES

Effective December 1, 2007, the Company adopted the new CICA guidelines of Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance.

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At August 31, 2011, the Company had cash of $7,742 (November 30, 2010 – $35,290).

The Company has identified business opportunities as noted in Notes 3 and 4. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the nine month period ended August 31, 2011, the Company incurred $217,494 (2010 – $97,146) for management fees to directors, officers and private companies controlled by them.

b)	During the nine month period ended August 31, 2011, the Company incurred $9,000 (2010 – $5,258) in consulting fees to officers.

c)	As at August 31, 2011, the Company owes $51,131 (CDN$50,000) (November 30, 2010 – $49,010 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)	As at August 31, 2011, the Company owes $275,953 (November 30, 2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at August 31, 2011, the Company owes $15,339 (CDN$15,000) (November 30, 2010 – $14,704 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable.

8.	COMMITMENTS

a)
Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at August 31, 2011, the shares had not been issued.

b)
The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

9.	NON-CASH TRANSACTIONS

	Nine Months Ended
	August 31,	August 31
	2011 $	2010 $

Shares issued for acquisition of intangible assets (Note 4)	–	300,000
Shares issued for acquisition of Oil and gas properties (Note 3)	–	200,000
Donated services	–	1,206

10.	RISK MANAGEMENT

Overview

The Company is engaged primarily in the oil and gas drilling and exploration field and accordingly it may be at risk for environmental issues and fluctuations in commodity pricing relating to the oil and gas drilling and exploration industry. The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured.

Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity and funding risk

•	Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $17,320 (November 30, 2010 - $43,364).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at August 31, 2011, the Company’s working capital deficiency is $385,924. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
August 31, 2011
(Unaudited – Expressed in US dollars)

10.       RISK MANAGEMENT (continued)

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $7,742 in cash at August 31, 2011. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	August 31, 2011	November 30, 2010

Cash	$4,392	$(8,658)
HST recoverable	9,578	8,074
Accounts payable and accrued liabilities	(60,590)	(43,530)
Due to related parties	(4,293)	(596)
Advances payable	(66,470)	(63,714)

	$(117,383)	$(108,424)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at August 31, 2011, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the period ended August 31, 2011. At August 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 3 of these consolidated financial statements of which significant production is not expected in the near future.

11.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows. Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted could have a material effect on the accompanying consolidated financial statements.

Development Stage Company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

HIP ENERGY CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended August 31, 2011

October 31, 2011

The following discussion and analysis of our financial condition and results of operations for the quarterly period ended August 31, 2011 should be read in conjunction with our financial statements and related notes included in this interim report. Our financial statements included in this interim report were prepared in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in U.S. dollars.

Historical Review of Business Operations:

On November 17, 2009, we changed our name from Bradner Ventures Ltd. (“Bradner”) to HIP Energy Corporation (“HIP”) and effected a five (5) for one (1) reverse stock-split of our issued and outstanding common stock. The name change and reverse stock-split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009, we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name-change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to the License Agreement, HIP Energy (Nevada) Corporation (“HIP Nevada”), a wholly-owned subsidiary of HIP, acquired from HIP Technology Limited (“HIP Tech”), an exclusive worldwide license for use of the HIP Downhole Process Technology. The HIP Downhole Process Technology is described in detail under the heading “Business Overview - HIP Downhole Process Technology”. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and a royalty payment.

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30 million common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i) On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees subject to (ii) below, pay to Group Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore Commercialization	Percentage Payable to Licensor
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii) Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

Organizational Structure

Our organizational structure is as follows:

HIP Texas is a wholly owned subsidiary that is governed by the laws of the state of Texas. It was incorporated for the purposes of holding title to the Well Bores.

HIP Nevada is a wholly owned subsidiary that is governed by the laws of the state of Nevada. It was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

Well Bore Acquisition Agreement:

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5 of the November 30, 2010 financial statements, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totalling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIPER agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIPER will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

HIP Energy –Discussion on its Technology

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus has been to concentrate our operations on applying the HIP Downhole Process Technology to an existing and historically producing but abandoned well bore, being the Opal Ward #1 well. With the beta testing of this single well having resulted in increased downhole pressures and production of oil and gas, although in uneconomic quantities, our goal is now to apply the HIP Downhole technology to a series of interconnected proven well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to continue to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe, could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. During the initial beta testing phase of the HIP Downhole technology that we can concentrate our efforts on the testing of company owned or acquired well bores. If successful we will then pursue both the development of company owned or controlled prospects and the licensing of the HIP Downhole Process Technology to third parties. The licensing process may be applied to achieve more rapid development of the HIP Downhole Technology once we have achieved a sustainable, scalable and economic operating process. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

Current Period Operations

During the past year, the Company’s focus has been to undertake ongoing testing of its HIP Downhole Process Technology (the “HIP Technology”) on the Opal Ward #1 Well (the “Opal Well”), which is located in central Texas. The Company has been making the necessary design changes and modifications to the HIP Control Unit located on the Opal Well. These design modifications were successful in stimulating the well bore and during such testing periods resulted in the production of oil and gas from the Opal Well, which had been a dead or dormant wellbore. Having been encouraged by the testing results using the HIP Technology on the Opal Well, management proceeded to assemble a larger scale “test” project around various wellbores which it holds and has acquired in East Texas.

The Company has assembled a larger control area in which to test the scalability of the HIP Technology, which is comprised of oil and gas leases on approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company also assembled 10 historically producing but dormant wellbores on which to test the HIP Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company has completed construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. All of the wellheads required for each wellbore are also onsite and awaiting final modifications required for the HIP Down Hole Process. Phase 1 of the Company’s program will be to complete and to test at least five of the 10 wells within the next 12 months. To date the Company’s operator,Texla, has had no success in coming to an agreement with Texas Parks and Wildlife with respect to a surface access agreement on the Peak wells. As a result of the delays the leases held by Texla on the Peak wells have expired subject to Texla being successful in making a claim to the Texas Railway Commission claiming “force majeure” under each of the leases arising from the inaction and delays from Texas Parks and Wildlife. Texla has retained legal counsel to assist with its position and the lease expiry situation arising from delays in the parties coming to an agreement. In the event Texla is unable to come to an agreement with Texas Parks and Wildlife the entire Peak investment and expenditure may be lost and the Company will have to then focus it’s testing of the HIP Technology in another area. In such an event, the Company will require additional funding to pursue these objectives.

Assuming Texla is successful in proceeding with the surface access agreement and renewing the leases on the Peak prospect then the Company estimates that it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five phase 1 wells. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. The Company will have to raise additional funds to pursue this objective.

Results of Operations

Three Month Period Ended August 31, 2011 Compared to the Three Month Period August 31, 2010

Our Company did not generate any revenues during the three months ended August 31, 2011. Expenses were $300,610 for the three months ended August 31, 2011, compared to $354,099 for the three months ended August 31, 2010. Expenses incurred in the three month period ended August 31, 2011 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Net loss was $300,610 or $(0.00) per share for the three months ended August 31, 2011, compared to a net loss of $354,099 or $(0.01) per share in the three months ended August 31, 2010. The decrease in the net loss during the third quarter in 2011 as compared to the third quarter 2010 was due to a general decrease in operating expenses.

Nine Month Period Ended August 31, 2011 Compared to the Nine Month Period August 31, 2010

Our Company did not generate any revenues during the nine months ended August 31, 2011. Expenses were $511,445 for the nine months ended August 31, 2011, compared to $566,999 for the nine months ended August 31, 2010. Expenses incurred in the nine month period ended August 31, 2011 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Net loss was $511,445 or $(0.01) per share for the nine months ended August 31, 2011, compared to a net loss of $566,999 or $(0.02) per share in the nine months ended August 31, 2010.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended August 31, 2011 and August 31, 2010:

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010

Revenue	$Nil	$Nil

Net loss	(300,610)	(354,099)

Net loss per share (basic and fully diluted)	(0.00)	(0.01)

	As at August 31, 2011	As at November 30, 2010

Total assets	$175,784	$417,654

Shareholders’ (deficit) equity	(228,031)	283,414

Summary of Quarterly Results

Quarterly Results of the Eight Quarters ended August 31, 2011

	2011			2010

	August 31	May 31	February 28	November 30
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(300,610)	(113,698)	(97,137)	(192,806)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.01)

	2010			2009

	August 31	May 31	February 28	November 30
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	$ Nil	$ Nil	$ Nil	$ Nil

Net loss	(354,099)	(203,575)	(8,832)	(18,355)

Basic and Diluted earnings (loss) per share	(0.01)	(0.00)	(0.00)	(0.00)

Liquidity

We had cash and other current assets of $17,891 as at August 31, 2011, compared to $43,911 as at November 30, 2010. Our company’s normal operating expenses for the quarter ended August 31, 2011 of $300,610 included bank charges and interest of $245, office and miscellaneous of $1,977, professional fees (accounting, administration and legal) of $9,408, consulting and secretarial of $3,000, management fees of $72,498, transfer agent and regulatory fees of $611, amortization of $1,950, Oil and Gas exploration expenses of $210,000 and loss on foreign exchange of $921.

Our Company has limited financing upon which to continue our operations, and we anticipate that it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit, and to connect and finish modifications to the five phase 1 wells referred to under “Current Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Operating Activities

Operating activities used cash of $237,548 for the nine months ended August 31, 2011, compared to $576,045 for the nine months ended August 31, 2010.

Investing Activities

We did not conduct any investing activities during the nine months ended August 31, 2011, however exploration advances of $210,000 that had been paid to the well bores operator were expensed during the period. For the nine months ended August 31, 2010, the Company paid $62,500 as partial consideration for Oil and gas interests, and $39,000 for exploration equipment.

Financing Activities

During the nine month period ended August 31, 2011, there were no financing activities. In April 2010, we completed two private placements consisting of 4,516,000 common shares for proceeds of $1,129,000.

Capital Resources

Financing

We plan to focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding. During the year ended November 30, 2010, we raised $1,129,000 through the sale of common stock. The Company has not undertaken any additional financings since.

Our Company has limited financing upon which to continue our operations, and we anticipate that we will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five phase 1 wells referred to under “Current Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Use of Funding

All funds received have been allocated to proving out the HIP Technology and for general working capital. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

Our initial project plan and budget was funded from earlier financing of $1.29 million.

Our sole tangible asset consists of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Downhole Process Technology on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process Technology in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIPER. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Companies ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussion with the applicable parties to form a joint venture (a “China Joint Venture”). Our discussion to-date have focused on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within a designated oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology applied on a large scale. As of the date of this report, we have not signed any definitive agreements with JOC and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

f)	During the nine month period ended August 31, 2011, the Company incurred $217,494 (2010 – $97,146) for management fees to directors, officers and private companies controlled by them.

g)	During the nine month period ended August 31, 2011, the Company incurred $9,000 (2010 – $5,258) in consulting fees to officers.

h)	As at August 31, 2011, the Company owes $51,131 (CDN$50,000) (November 30, 2010 – $49,010 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

i)	As at August 31, 2011, the Company owes $275,953 (November 30, 2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

j)
As at August 31, 2011, the Company owes $15,339 (CDN$15,000) (November 30, 2010 – $14,704 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, such estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below.

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that the currency exposures of its Canadian and foreign operations are now predominately in US dollars. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar and the reporting currency was the Canadian dollar. Effective March 30, 2010, the Company’s functional and reporting currency is the US dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings. The Company accounted for this change prospectively. The translated amounts on March 29, 2010 become the historical basis for all balance sheet items as at March 30, 2009, except for shareholders’ equity at historical cost.

Change in reporting currency

Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting, for a non-controlling interest in a subsidiary in consolidated financial statements, subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for interim and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

International financial reporting standards (‘IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2012. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company does not expect the adoption of IFRS to have a material impact on the Company’s financial position and results of operations.

Disclosure Controls and Procedures and Internal Controls and Procedures

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), the Company utilizes the Venture Issuer Basic Certificate which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument NI 52-109. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

(a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certifications. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Consolidated Statements of Operations or Comprehensive Loss.

In accordance with this standard, the Company has classified its financial instruments as follows:

The Company classifies and measures its financial instruments as follows:

•	Cash is classified as “held-for-trading” which is measured at fair value initially and in subsequent periods;

•
Accounts payable, accrued liabilities, due to related parties and advances payable are classified as other financial liabilities and are measured at fair value at inception. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Outstanding Securities

The authorized capital of our company consists of unlimited common and preferred shares without par value. As of August 31, 2011, there were 60,727,660 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company. The company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010

General and Administrative Expenses	$300,610	$354,099

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, Richard Coglon, Chief Executive Officer of HIP Energy Corporation, certify the following:

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of HIP Energy Corporation (the “issuer”) for the interim period ended August 31, 2011.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 31, 2011

 “Richard Coglon”
Richard Coglon
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS - VENTURE ISSUER BASIC CERTIFICATE

I, Richard Coglon, Chief Financial Officer of HIP Energy Corporation, certify the following:

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of HIP Energy Corporation (the “issuer”) for the interim period ended August 31, 2011.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 31, 2011

 “Richard Coglon”
Richard Coglon
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  October 31, 2011